September 20,
2024

Tomer Izraeli
Chief Executive Officer
Polyrizon Ltd.
5 Ha-Tidhar Street
Raanana, 4366507, Israel

       Re: Polyrizon Ltd.
           Amendment No. 9 to Registration Statement on Form F-1
           Filed September 16, 2024
           File No. 333-266745
Dear Tomer Izraeli:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our September 13, 2024 letter.

Amendment No. 9 to Registration Statement on Form F-1
Exhibits

1. Please revise the fee table to calculate the filing fee for the resale shares based on the maximum offering price per share.
General

2. Please revise your selling shareholder disclosures on page 138 to identify more clearly which of the selling shareholders have indicated an interest in purchasing units in the primary offering, and the percentage and amount the shareholders intend to purchase in the primary offering, if known. Please make conforming changes to your filing, including your cover page, and revise the cover page to disclose that the selling shareholders'
       indications of interest equate to approximately 27% of the offering, as disclosed in the revised risk factor on page 54.
 September 20, 2024
Page 2

       Please contact Tracie Mariner at 202-551-3744 or Kevin Vaughn at 202-551-3494 if you
have questions regarding comments on the financial statements and related matters. Please contact Abby Adams at 202-551-6902 or Katherine Bagley at 202-551-2545 with any other questions.



                                                        Sincerely,

                                                        Division of Corporation
Finance
                                                        Office of Life Sciences
cc:   David Huberman, Esq.